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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4
                                AMENDMENT NO. 1

                         ISSUER TENDER OFFER STATEMENT
                       (PURSUANT TO SECTION 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                               ZERO CORPORATION
                               (NAME OF ISSUER)

                               ZERO CORPORATION
                                      AND
                             ELECTRONIC SOLUTIONS
                      (NAMES OF PERSONS FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  989484 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            WILFORD D. GODBOLD, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ZERO CORPORATION
                      444 SOUTH FLOWER STREET, SUITE 2100
                      LOS ANGELES, CALIFORNIA 90071-2922
                                (213) 629-7000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                               ----------------

                                   COPY TO:

                            PETER F. ZIEGLER, ESQ.
                            GIBSON, DUNN & CRUTCHER
                            333 SOUTH GRAND AVENUE
                      LOS ANGELES, CALIFORNIA 90071-3197
                                (213) 229-7000

                               FEBRUARY 1, 1996

    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE



        TRANSACTION VALUATION*                AMOUNT OF FILING FEE**

              $72,000,000                            $14,400


(*) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Assumes the purchase of 4,000,000 shares at the maximum tender offer price of $18.00 per share.

(**) The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percentum of the value of the securities to be acquired. The amount of $14,400 was previously paid with the Schedule 13E-4 filed by ZERO Corporation and Electronic Solutions on February 1, 1996.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $14,400         FILING PARTIES:  ZERO CORPORATION AND
                                                            ELECTRONIC
                                                            SOLUTIONS

FORM OR REGISTRATION NO.:  SCHEDULE 13E-4  DATE FILED:      FEBRUARY 1, 1996


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  This Amendment No. 1, dated February 22, 1996, amends and supplements the
Issuer Tender Offer Statement on Schedule 13E-4 dated February 1, 1996 (the "Schedule 13E-4") of ZERO Corporation, a Delaware corporation (the "Company"), and Electronic Solutions, a Nevada corporation and a wholly owned subsidiary of the Company (the "Subsidiary"; the Company and the Subsidiary are referred to herein collectively as the "Purchasers"), filed with the Securities and Exchange Commission in connection with the Purchasers' offer to purchase up to 4,000,000 shares of Common Stock of the Company, par value $.01 per share (the "Shares"), at a price, net to the seller in cash, without interest thereon, not greater than $18.00 nor less than $15.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1996 and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4 and incorporated by reference therein.

  Item 9 and the Exhibit Index of the Schedule 13E-4 are hereby supplemented and amended by adding the following:

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(9) Form of Letter to Odd Lot Stockholders from Wilford D. Godbold, Jr., President and Chief Executive Officer of the Company, dated February 22, 1996.


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                                   SIGNATURES

  After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          ZERO CORPORATION

                                               /s/ WILFORD D. GODBOLD, JR.
                                          By:__________________________________
                                                  Wilford D. Godbold, Jr.
                                               President and Chief Executive
                                                          Officer

                                          ELECTRONIC SOLUTIONS

                                               /s/ WILFORD D. GODBOLD, JR.
                                          By:__________________________________
                                                  Wilford D. Godbold, Jr.
                                                         Chairman
Dated: February 22, 1996

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                               INDEX TO EXHIBITS

 EXHIBIT NO.                         DESCRIPTION                          PAGE
 -----------                         -----------                          ----
 (a)(9)      Form of Letter to Odd Lot Stockholders from Wilford D.
             Godbold, Jr., President and Chief Executive Officer of the
             Company, dated February 22, 1996.


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